UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to

Commission file number: 000-6920
Applied Materials, Inc. Employee Savings and Retirement Plan
(Full title of the plan)

APPLIED MATERIALS, INC.

3050 Bowers Avenue, P.O. Box 58039
Santa Clara, California 95052-8039
(Name of issuer of the securities held pursuant to the plan and the address of the issuer's and plan's principal executive office)

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Applied Materials, Inc. Employee Savings and Retirement Plan
Santa Clara, California

We have audited the accompanying statements of net assets available for benefits of the Applied Materials, Inc. Employee Savings and Retirement Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARMANINOLLP
San Ramon, California

June 21, 2013

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2012	December 31, 2011
	(In thousands)
ASSETS
Investments, at fair value	$1,532,077	$1,186,429
Assets held for investment purposes	1,532,077	1,186,429

Receivables:
Notes receivable from participants	16,946	13,494
Employer contribution receivable	1,505	1,762
Total receivables	18,451	15,256

Total assets	1,550,528	1,201,685

LIABILITIES
Expenses payable	(328)	(272)

Total liabilities	(328)	(272)

Net assets available for benefits, at fair value	1,550,200	1,201,413

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,719)	(6,593)

Net assets available for benefits	$1,542,481	$1,194,820

See accompanying notes to financial statements.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2012	2011
	(In thousands)
Additions to net assets attributed to:
Investment and other income (loss):
Net realized and unrealized appreciation (depreciation) of investments at fair value	$125,384	$(89,169)
Dividends and interest	24,754	21,173
Total investment and other income (loss), net	150,138	(67,996)

Contributions:
Participant	58,071	56,661
Rollovers	2,574	10,428
Employer	26,174	26,118
Total contributions	86,819	93,207

Transfers in from outside plan	194,270	221

Deductions from net assets attributed to withdrawals, distributions and expenses	(83,566)	(72,051)

Net increase (decrease) in net assets available for benefits	347,661	(46,619)

Net assets available for benefits:
Beginning of year	1,194,820	1,241,439

End of year	$1,542,481	$1,194,820

See accompanying notes to financial statements.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Significant accounting policies

General

The following description of the Applied Materials, Inc. (Applied) Employee Savings and Retirement Plan (the Plan) provides only general information. Participants seeking more detailed information about the Plan should refer to the Plan document and the Summary Plan Description/Prospectus for the Plan.

The Plan is a defined contribution plan that Applied established in 1981 to provide benefits to eligible employees, as provided in the Plan document. The Plan covers all eligible United States and expatriate employees of Applied and its participating affiliates. Eligible employees may enroll in the Plan after receipt of their first paycheck.

The Plan is intended to qualify as a profit-sharing plan as described in Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code. In addition, the Applied Materials, Inc. Common Stock Fund under the Plan (the Stock Fund) is intended to constitute an employee stock ownership plan as described in Section 4975(e)(7) of the Code. The Plan also is intended to comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan administration

Under ERISA, Applied is the designated administrator of the Plan. An administrative committee (the 401(k) Committee) manages the day-to-day operations and administration of the Plan on behalf of Applied. The 401(k) Committee members consist of certain Applied employees who do not report directly to Applied’s Chief Executive Officer, as specified in the Plan. Applied has contracted with Fidelity Institutional Retirement Services Company (Fidelity) to maintain the Plan’s individual participant accounts and provide certain other recordkeeping and administrative services, and with Fidelity Management Trust Company (Fidelity Trust) to act as the Plan’s custodian and trustee. Applied currently pays a portion of the expenses incurred in the administration of the Plan. Other expenses associated with the administration of the Plan are charged against the Plan and paid from Plan assets. Fees related to the administration of notes receivable from participants are charged directly to the respective participant's account and are included in administrative expenses. Withdrawal fees are paid by Plan participants who elect to receive certain types of withdrawals.

Brokerage commission fees associated with transactions in the Stock Fund are paid by Plan participants who transact in the Stock Fund. Total administrative expenses paid directly from Plan assets amounted to $98 thousand and $105 thousand in 2012 and 2011, respectively. These fees are insignificant to these financial statements, and are therefore reported as withdrawals. Other brokerage commissions and other charges incurred in connection with investment transactions under the Plan are paid from Plan assets and are included as a reduction in investment income.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting

The financial statements of the Plan are prepared using the accrual method of accounting. Participant contributions and Applied matching contributions are recorded in the period during which Applied withholds payroll deductions from participants’ earnings. Benefits are recorded when paid.

Plan year

The Plan year is the twelve-consecutive month period beginning each January 1 and ending December 31.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

Investments

Plan assets are held in trust by Fidelity Trust and are invested in the investment options available under the Plan based solely upon instructions received from Plan participants or as provided in the Plan document. Except as described below, the Plan’s investments are valued at fair value, as measured by quoted market prices, as of the last business day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis and dividends are recorded on the ex-dividend date.

The BNY Mellon Stable Value Fund (the Stable Value Fund) is a separate account that holds investments solely for the benefit of the Plan participants. The Stable Value Fund holds traditional and synthetic guaranteed investment contracts (GICs). The investments in synthetic GICs are presented at fair value.

In determining the net assets available for benefits, synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain employer initiated events (e.g., layoffs, bankruptcy, plant closings, plan termination, mergers, early retirement incentives, employer communications designed to induce participants to transfer from the Stable Value Fund, competing fund transfer or violation of equity wash or equivalent rules in place and changes of qualification status of the employer or the Plan) are not eligible for book value disbursements even from fully benefit-responsive contracts. These events may cause liquidation of all or a portion of a synthetic GIC at a market value adjustment. If the likelihood of such a non-book value withdrawal event is imminent, it may be necessary to consider revaluation of those particular synthetic GICs. In general, synthetic GIC issuers may terminate the contract and settle at other than contract value if the qualification status of the employer or the Plan changes, or there is a breach of material obligations under the contract or misrepresentation of the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Stable Value Fund held traditional GICs, fixed maturity synthetic GICs and constant duration synthetic GICs at December 31, 2012 and 2011.

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Fair values for traditional GICs are calculated using the present value of the contract's future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Generally, fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the Plan and a benefit-responsive, book value wrap contract. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate for the wrap contract is set at the beginning of the wrap contract period and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on market interest rates at the time the initial asset is purchased. Fair values of fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by a third party vendor engaged by the Stable Value Fund manager.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

Constant duration synthetic GICs consist of a portfolio of securities owned by the Plan and a benefit-responsive, book value wrap contract. The wrap contract amortizes gains and losses of the underlying securities over the contract duration, and assures that book value, benefit-responsive payments are made for participant-directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract and the market value of the underlying securities over the duration of the contract and therefore will be affected by movements in interest rates and changes in the market value of the underlying securities. The initial crediting rate is established based on market interest rates at the time the underlying portfolio of securities is put together. Fair values for constant duration synthetic GICs are calculated using market values provided by external investment managers.

In the absence of an actively traded market, discounted cash flows are used to estimate the fair value of synthetic GICs.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Effective April 2011, the Vanguard Explorer Fund - Admiral Shares was removed from the Plan as an investment option and replaced with the Eagle Small Cap Growth Fund - Class I.
Effective August 2011, the Vanguard Target Retirement 2055 Fund - Investor Shares was added as an investment option and the share class of the Spartan 500 Index Fund was changed from the Investor Class to the Institutional Class.

Effective February 2012, the Vanguard Target Retirement 2005 Fund - Investor Shares was closed and its assets were merged into the Vanguard Target Retirement Income Fund - Investor Shares.

Effective as of the close of the stock market on December 31, 2012, the Fidelity Growth Company Fund - Class K was added as an investment option.

Notes receivable from participants

Notes receivable from participants (notes receivable) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the Plan’s terms.

Income taxes

The Plan is intended to qualify for favorable federal and state income tax treatment accorded to plans that qualify under Section 401(a) of the Code, and therefore is intended to be exempt from federal income and state franchise taxes. The Plan has been amended and/or restated on several occasions subsequent to receipt of its most recent Internal Revenue Service (IRS) favorable determination letter dated April 11, 2008. In January 2012, Applied submitted the Plan, as amended and restated generally effective as of January 1, 2011, to the IRS for a new favorable determination letter, which is expected to be received in due course. The Plan document was most recently amended and restated generally effective as of December 31, 2012. The 401(k) Committee continues to believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon an examination by the IRS. No uncertain positions have been identified that would require the recognition of a tax liability (or asset) or disclosure in the financial statements as of December 31, 2012 and 2011. The Plan is subject to routine audits by applicable taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for 2008 and prior years.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

Risks and uncertainties

The Plan provides participants with investment options consisting of various mutual funds, a common/collective trust, separate accounts and the Stock Fund (which invests solely in shares of Applied common stock (Shares)). The mutual funds, common/collective trust and separate accounts offered under the Plan invest in stocks, bonds and other investment securities. Shares and other investment securities are exposed to risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. These risks could materially affect participants’ Plan account balances and the amounts reported in these financial statements.

Reclassifications

Certain reclassifications were made to the 2011 financial statements to conform to the 2012 presentation.

Note 2 - Fair value measurements

The fair value measurements standard establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the standard are described below:

Level 1 -    Quoted market prices for identical assets or liabilities that the Plan has the ability to access.

Level 2 -    Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for fair value measurements of the Plan’s investments. There have been no changes in the methodologies used at December 31, 2012 and 2011.

The unitized common stock fund is a separately managed fund, which is valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying net assets owned by the fund divided by the number of shares outstanding.

Mutual funds and Applied common stock are valued at the closing price reported on the active market on which these securities are traded.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

The Pyramis Core Plus Commingled Pool - Class G, classified as a common/collective trust, is valued using the NAV provided by the administrator of the fund. This investment is not available in an exchange and active market, however, the fair value is determined based on the underlying investments as traded in an exchange and active market.

The Stable Value Fund primarily holds investments in GICs. GICs are valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan administrator believes the valuation methodologies used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between the three fair value hierarchies during the years ended December 31, 2012 and 2011. There were no assets measured at fair value on a nonrecurring basis within Level 3 fair value measurements at December 31, 2012 and 2011.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at estimated fair value as of December 31, 2012 and 2011:

	Assets at fair value as of December 31, 2012
	Level 1	Level 2	Total
	(In thousands)
Mutual funds
Fixed income fund	$9,171	$—	$9,171
Growth funds	422,383	—	422,383
Value funds	64,294	—	64,294
Blend funds	251,885	—	251,885
Target date funds	202,635	—	202,635
Total mutual funds	950,368	—	950,368

Applied common stock	220,403	—	220,403
Stable value – fixed fund	—	208,618	208,618
Common/collective trust – bond fund	—	104,785	104,785
Unitized stock – blend fund	—	47,903	47,903

Total assets at estimated fair value	$1,170,771	$361,306	$1,532,077

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

	Assets at fair value as of December 31, 2011
	Level 1	Level 2	Total
	(In thousands)
Mutual funds
Fixed income fund	$2,062	$—	$2,062
Growth funds	310,164	—	310,164
Value funds	56,317	—	56,317
Blend funds	183,147	—	183,147
Target date funds	122,349	—	122,349
Total mutual funds	674,039	—	674,039

Applied common stock	217,570	—	217,570
Stable value – fixed fund	—	185,545	185,545
Common/collective trust – bond fund	—	62,674	62,674
Unitized stock – blend fund	—	46,601	46,601

Total assets at estimated fair value	$891,609	$294,820	$1,186,429

Note 3 - Participation and benefits

Participant contributions

The Plan allows eligible participants to elect to have Applied withhold up to 50% of their eligible compensation each payroll period for contribution to the Plan on a pre-tax basis (salary deferral contributions) and/or (effective as of the first payroll period beginning on or after December 22, 2012) on a Roth basis (Roth deferral contributions), subject to an annual dollar limit established by the Code. The Plan also allows eligible participants who are age 50 or older during the Plan year to make additional catch-up contributions up to 50% of their eligible compensation each payroll period during the year on a pre-tax and/or (effective as of the first payroll period beginning on or after December 22, 2012) Roth basis, subject to an annual dollar limit established by the Code.

Salary deferral contributions are contributions of an eligible participant's eligible compensation that are not taxable to the participant for federal (and most state) income tax purposes at the time they are contributed to the Plan, but are generally taxable as ordinary income, along with any earnings on them, when distributed from the Plan. Roth deferral contributions are contributions of an eligible participant's eligible compensation that are made on an after-tax basis for federal (and most state) income tax purposes. Roth deferral contributions generally will be distributed from the Plan tax free and, if certain requirements are met, any earnings on them can be distributed from the Plan tax free.

Participants are also allowed to make rollover contributions of eligible amounts received from other eligible employer plans or eligible individual retirement accounts, as set forth in the Plan.

Employees who are hired or rehired as eligible employees or are transferred to eligible employee status on or after January 1, 2011 automatically are enrolled in the Plan at a 6% salary deferral contribution rate, effective as soon as administratively practicable after the end of the 60-day period following the date of their hire/rehire or transfer to eligible employee status, unless they elect otherwise within that 60-day period in accordance with the Plan’s procedures.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

Applied’s matching contributions

Participants in the Plan become eligible to receive Applied’s matching contributions immediately upon enrolling and electing to make contributions to the Plan.

Applied matches 100% of participant salary deferral and/or Roth deferral contributions (collectively, 401(k) contributions) up to the first 3% of eligible compensation contributed each payroll period and then 50% of every dollar between 4% and 6% of eligible compensation contributed each payroll period. Applied does not make matching contributions on any catch-up contributions made by participants. Applied may change the matching contribution rate at any time, subject to the limits of the Plan and the Code.

Applied’s matching contributions (if any) are made in the form of cash.

Participant accounts

Each participant’s account is credited with the participant’s contributions; his or her portion of Applied’s matching contributions (if any) and any investment earnings or losses thereon.

Investment direction

The Plan allows participants (or their beneficiaries) to direct the investment of their Plan account balances in any of the investment options available under the Plan.

However, participants may invest no more than 20% of their future contributions in the Stock Fund and may make an exchange into the Stock Fund only to the extent it does not result in more than 20% of their total Plan account balances being invested in the Stock Fund (determined at the time of the exchange).

If a participant fails to choose an investment option for the contributions to his or her Plan account, such funds automatically are invested in the designated Vanguard Target Retirement Fund - Investor Shares that has a target retirement date closest to the year in which the participant might retire, based on his or her date of birth and assuming a retirement age of 65 (Default Fund) until he or she selects a different investment option available under the Plan. In the case of any future cash dividends that are payable with respect to Shares held in the Stock Fund, if a participant has not made an affirmative election to either have the dividends reinvested in the Stock Fund or paid directly to him or her in cash before the dividend payment date, then the dividends automatically are reinvested in the Stock Fund.

Participants may change their investment elections under the Plan generally at any time, in accordance with the procedures established by the 401(k) Committee and Fidelity Trust.

Payment of benefits

Upon a Plan participant’s termination of employment with Applied and all of its affiliates, the participant (or his or her beneficiary) may elect to receive a lump-sum cash distribution of his or her vested account balance. The terminated participant (or beneficiary) may also elect to receive whole shares for any portion of his or her vested account balance that is invested in the Stock Fund.

In accordance with applicable laws and the Plan’s terms, a distribution of a Plan participant’s vested account balance must be made or commenced no later than the April 1 immediately following the calendar year in which he or she attains age 70.5 or terminates employment with Applied and all of its affiliates, whichever is later. A participant’s beneficiary must receive a distribution of the participant’s entire vested account balance no later than the December 31 of the year that includes the fifth anniversary of the date of the participant’s death.

Notwithstanding the foregoing, if a terminated participant’s (or beneficiary’s) vested account balance is equal to or less than $1 thousand, a lump-sum payment of the vested account balance automatically will be distributed.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

In accordance with the Plan’s terms, a participant may receive an in-service withdrawal from certain portions of his or her vested account balance upon financial hardship (as defined in the Plan) or attainment of age 59.5, and effective as of December 31, 2012, from his or her rollover contributions account. A participant who receives a financial hardship withdrawal will be: (1) suspended from active participation in the Plan and in Applied’s 2005 Executive Deferred Compensation Plan, if eligible, and (2) prohibited from exercising any option for Shares granted under an Applied-sponsored plan or participating in Applied’s Employees’ Stock Purchase Plan, for a period of at least six months following the withdrawal.

Distributions and withdrawals from the Plan are subject to any applicable taxes and/or penalties.

Notes receivable from participants

The Plan allows active participants to borrow from their salary deferral and rollover account balances up to the lesser of the following: (1) $50 thousand, less their highest outstanding notes receivable balance under the Plan and any other similar plan of any Applied affiliate during the previous 12 months, (2) 100% of their salary deferral and rollover accounts, or (3) 50% of their vested account balances (including the vested portion of Applied’s matching contributions). Notes receivable are secured by the participants’ vested balances, bear interest at prime plus one percent at the time of the borrowing and generally must be repaid to the Plan from bi-weekly payroll deductions over the term, which is generally a minimum of one year and a maximum of five years. Notes receivable may generally continue to be repaid through a monthly payment schedule upon a participant’s termination of employment from Applied and all of its affiliates, or the occurrence of certain other events. Specific notes receivable terms and conditions are established by the 401(k) Committee. Outstanding notes receivable at December 31, 2012 carry interest rates ranging from 4.25% to 10.25% maturing through 2027.

Vesting

Participants are 100% vested in their 401(k) contributions, catch-up and/or any rollover contributions under the Plan, and any related earnings thereon.

Participants who are employed by Applied or any of its affiliates on or after January 1, 2010 are 100% vested in their Applied matching contribution account balances. Participants who terminated employment with Applied and its affiliates before January 1, 2010 and had two years of credited service as defined by the Plan became vested 20% each year in Applied’s matching contributions (if any) allocated to their accounts, and became fully vested after six years of credited service. Former employees of certain acquired companies have different vesting schedules according to the original vesting schedules under their former employer’s plan.

Affected participants who are not already fully vested in their Plan account balances will become fully vested upon any termination of the Plan.

If a participant has terminated his or her employment with Applied and its affiliates prior to becoming fully vested, the unvested portion of his or her matching contribution account balance will generally be forfeited. Forfeitures can be used to offset Applied’s matching contributions, reinstate any previously forfeited matching contribution balances, and reinstate any closed account balances under the Plan. Forfeitures used to offset Applied’s matching contributions during 2012 and 2011 were not material to the Plan's financial statements. Forfeitures in the amount of $500 thousand and zero have been recorded as a reduction of employer contributions receivable in the Statements of Net Assets Available for Benefits at December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, forfeited nonvested accounts totaled $838 thousand and $655 thousand, respectively. Any forfeitures under the Plan also may be used to pay for Plan administrative expenses.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

Note 4 - Party-in-interest and related party transactions

As allowed by the Plan, participants may elect to invest their Plan account balances in the Stock Fund. The Stock Fund invests solely in Shares. Aggregate investment in Shares at December 31, 2012 and 2011 were as follows:

	Number of shares	Fair value
		(In thousands)
2012	19,247,916	$220,403
2011	20,304,321	$217,570

Certain Plan investments are managed by Fidelity Trust, the custodian and trustee of the Plan, or its affiliates. Any purchases and sales of these funds are performed in the open market. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Note 5 - Investments

The following table presents the fair values of investments and investment funds that represent five percent or more of the Plan’s net assets at December 31:

	2012	2011
	(In thousands)
Applied Materials, Inc. Common Stock Fund	$220,403	$217,570
Fidelity Contrafund - Class K	150,690	128,659
Pyramis Core Plus Commingled Pool - Class G	104,785	62,674
T. Rowe Price Growth Stock Fund	104,632	86,570
Vanguard Mid-Cap Index Fund - Institutional Shares	103,097	85,019
Morgan Stanley Institutional Fund, Inc. - International Equity Portfolio - Class I	89,327	75,558
Spartan 500 Index Fund - Institutional Class	82,339	*

* Less than 5% of the Plan’s net assets available for benefits at December 31, 2011.

The Stable Value Fund includes synthetic GICs that are benefit-responsive and are carried at fair value totaling $209 million and $186 million at December 31, 2012 and 2011, respectively. There are no reserves against these synthetic GICs for credit risk of the contract issuer. Certain of the synthetic GICs contain limitations on contract value guarantees for liquidation other than to pay benefits. The average yield earned by the entire Stable Value Fund was 2.28% and 2.64% for the years ended December 31, 2012 and 2011, respectively. The average crediting interest rate to the participants for the entire Stable Value Fund was 2.41% and 2.78% as of December 31, 2012 and 2011, respectively. The 401(k) Committee’s investment guidelines for the Stable Value Fund require that no more than 40% of the fund's assets be invested with any one synthetic wrap provider. Such investment guidelines also require the underlying investments within the synthetic GICs to have an average credit rating of AA- or better.

The investment objective of the Pyramis Core Plus Commingled Pool - Class G is to seek to generate returns that exceed Barclays Capital U.S. Aggregate Bond Index through direct or indirect investments in investment-grade and non-investment grade fixed income securities. Generally, this Fund will employ a fund-of-funds approach through the utilization of investments in other commingled investment vehicles managed by Pyramis Global Advisors Trust Company.

The investment objective of the Lord Abbett Small Cap Value Unitized Common Stock Fund is to seek to provide long-term capital appreciation. This fund primarily invests in common stocks of smaller, lesser-known companies with a market capitalization range of the Russell 2000® Index that are believed to be undervalued. The fund employs a value driven strategy that aims to obtain better returns with less price volatility than small-cap growth stock investments. The investment team seeks undervalued companies with attractive earnings prospects, proven operating experience and seasoned management teams.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

The Plan’s investments, including gains and losses on investments bought, sold and held during the year, appreciated (depreciated) in value as follows for the years ended December 31:

	2012	2011
	(In thousands)
Mutual funds	$100,399	$(24,695)
Unitized stock - blend fund	4,921	(2,270)
Applied Materials, Inc. common stock	15,187	(66,148)
Common/collective trust	4,877	3,944
Total net appreciation (depreciation)	$125,384	$(89,169)

Note 6 - Non-participant directed investments

As discussed in Note 3, the Plan allows participants (or their beneficiaries) to direct the investment of their account balances in any of the available investment options under the Plan. If a participant fails to choose an investment option for the contributions to his or her Plan account, such funds automatically are invested in the Default Fund until he or she selects a different investment option available under the Plan. In the case of any future cash dividends that are payable with respect to Shares held in the Stock Fund, if a participant (or beneficiary) fails to make an affirmative dividend election before the dividend payment date, the dividends automatically are reinvested in the Stock Fund.

Note 7 - Plan termination or modification

Applied currently intends to continue the Plan indefinitely for the benefit of its participants and their beneficiaries; however, it reserves the right to terminate or modify the Plan at any time and for any reason, subject to the provisions of ERISA. As noted earlier, in the event the Plan is terminated, affected participants who are not already fully vested in their accounts will become fully vested.

Note 8 - Acquisitions and transfers

On December 1, 2011 the outstanding account balances remaining under the Semitool 401(k) Profit Sharing Plan (the Semitool Plan), a 401(k) plan that had been sponsored by Semitool, Inc. and terminated in connection with Applied’s acquisition of Semitool, Inc. in December 2009, were transferred to this Plan in a plan-to-plan transfer. As a result, Semitool Plan assets of $221 thousand were transferred into the Plan at that time.

In November 2011, Applied acquired Varian Semiconductor Equipment Associates, Inc. (Varian). Varian sponsored a 401(k) plan, the Varian Semiconductor Equipment Associates, Inc. Retirement Plan (the Varian 401(k) Plan), which was merged with and into the Plan effective as of the close of the stock market on December 31, 2012, with the Plan being the surviving plan. As a result, Varian 401(k) Plan assets of $194,270 thousand were transferred into the Plan at that time. The employer contribution receivable included in the Statement of Net Assets Available for Benefits for the year ended December 31, 2012, included approximately $447 thousand of employer contributions earned by employees who were participants of the Varian 401(k) Plan during 2012 which were not deposited to the Plan until 2013.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

Note 9 - Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

	2012	2011
	(In thousands)

Net assets available for benefits per the financial statements	$1,542,481	$1,194,820
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts	7,719	6,593
Net assets available for benefits per Form 5500	$1,550,200	$1,201,413

The following is a reconciliation of total investment and other income, net per the financial statements for the year end December 31, 2012 to total income per Form 5500:

2012
(In thousands)

Total investment and other income, net per the financial statements	$150,138
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts	1,126
Total income per Form 5500	$151,264

APPLIED MATERIALS, INC. EIN: 94-1655526
EMPLOYEE SAVINGS AND RETIREMENT PLAN (PLAN #333)

SUPPLEMENTAL SCHEDULE
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value (1)		(e) Current value (In thousands)

*	Fidelity Growth Company Fund - Class K	385,200	shares	$35,931
*	Fidelity Equity - Income Fund - Class K	1,366,801	shares	64,294
*	Fidelity Contrafund - Class K	1,944,141	shares	150,690
*	Spartan 500 Index Fund - Institutional Class	1,630,793	shares	82,339
	Morgan Stanley Institutional Fund, Inc. - International Equity Portfolio - Class I	6,224,894	shares	89,327
	T. Rowe Price Growth Stock Fund	2,769,498	shares	104,632
	American Funds EuroPacific Growth Fund - Class R6	501,476	shares	20,651
	Eagle Small Cap Growth Fund - Class I	483,362	shares	21,152
	Vanguard Mid-Cap Index Fund - Institutional Shares	4,578,036	shares	103,097
	Vanguard Small-Cap Index Fund - Institutional Shares	1,714,383	shares	66,449
	Vanguard Target Retirement 2010 Fund - Investor Shares	228,135	shares	5,505
	Vanguard Target Retirement 2015 Fund - Investor Shares	1,217,082	shares	16,285
	Vanguard Target Retirement 2020 Fund - Investor Shares	1,300,533	shares	30,992
	Vanguard Target Retirement 2025 Fund - Investor Shares	3,338,017	shares	45,364
	Vanguard Target Retirement 2030 Fund - Investor Shares	1,780,020	shares	41,617
	Vanguard Target Retirement 2035 Fund - Investor Shares	2,262,728	shares	31,882
	Vanguard Target Retirement 2040 Fund - Investor Shares	757,825	shares	17,566
	Vanguard Target Retirement 2045 Fund - Investor Shares	592,948	shares	8,627
	Vanguard Target Retirement 2050 Fund - Investor Shares	185,471	shares	4,283
	Vanguard Target Retirement 2055 Fund - Investor Shares	20,729	shares	514
	Vanguard Target Retirement Income Fund - Investor Shares	752,306	shares	9,171
		Total Mutual Funds		$950,368

APPLIED MATERIALS, INC. EIN: 94-1655526
EMPLOYEE SAVINGS AND RETIREMENT PLAN (PLAN #333)

SUPPLEMENTAL SCHEDULE
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
DECEMBER 31, 2012

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value (1)		(e) Current value (In thousands)

*	Applied Materials, Inc. Common Stock Fund	19,247,916	shares	$220,403
	BNY Mellon Stable Value Fund
	ING - Aetna	Guaranteed investment contract		1,302
	Monumental Life Insurance	Guaranteed investment contract		45,938
	Metropolitan Life Insurance	Guaranteed investment contract		5,549
	Pacific Life Insurance Company	Guaranteed investment contract		39,175
	Prudential Insurance Company of America	Guaranteed investment contract		55,720
	Natixis Financial Products	Guaranteed investment contract		35,041
	Fidelity Short Term Investment Fund	Government money market portfolio		11,793
	Various	Other		14,100
	Total fair value of stable value fund holdings			208,618

*	Pyramis Core Plus Commingled Pool - Class G	6,152,968	shares	104,785
	Lord Abbett Small Cap Value Unitized Common Stock Fund	Various Securities		47,903
*	Participant loans	Interest at 4.25% to 10.25%, maturing through 2027		16,946

			Total	$1,549,023
____________
(1) Column (d), cost information, is not provided as all investments are participant or beneficiary directed (including negative elections authorized under the Plan’s terms).
* Indicates party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

June 21, 2013	By:	/s/ Greg Lawler
Greg Lawler
Corporate Vice President, Global Rewards

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm